SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of March 2019

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-             .)

EXHIBITS

Exhibit Number		Page Number

1.1	Announcement of annual results for the year ended December 31, 2018, dated March 19, 2019	A-1

1.2	Announcement of proposed amendments to Articles of Association, dated March 19, 2019	B-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate acquired businesses and assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•

any changes in the regulations or policies of the Ministry of Industry and Information Technology (prior to March 2008, the Ministry of Information Industry, or the MII), or the MIIT, and other relevant government authorities relating to, among other matters:

•	the granting and approval of licenses;

2

•	tariff or network speed policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC;

•	the convergence of television broadcast, telecommunications and Internet access networks, or three-network convergence; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•	changes in the PRC telecommunications industry as a result of the issuance of the fourth generation mobile telecommunications, or 4G, licenses by the MIIT;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business;

•

changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit;

•	results and effects of any investigation by the relevant PRC regulatory authorities; and

•	the development of our mobile business is dependent on the Tower Company.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: March 19, 2019	By:	/s/ Ke Ruiwen
	Name:	Ke Ruiwen
	Title:	President and Chief Operating Officer

4

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

中 国 电 信 股 份 有 限 公 司

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

ANNOUNCEMENT OF ANNUAL RESULTS

FOR THE YEAR ENDED 31 DECEMBER 2018

HIGHLIGHTS

—	Operating revenues reached RMB377,124 million, up by 3.0%. Service revenues reached RMB350,434 million, up by 5.9%

—	EBITDA was RMB104,207 million, up by 2.0%. EBITDA margin was 29.7%

—	Profit attributable to equity holders of the Company was RMB21,210 million, up by 13.9%. Basic earnings per share were RMB0.26

—

The Board of Directors has decided to recommend at the forthcoming shareholders’ meeting to increase the dividend, that a final dividend equivalent to HK$0.125 per share for the year 2018 to be declared, representing an increase of 8.7% over the year 2017

—

Total number of mobile subscribers reached 303 million, with a net increase of 53.04 million, of which the number of 4G subscribers reached 242 million, with a net increase of 60.39 million. 4G subscribers accounted for 80% of total mobile subscribers while the aggregate handset Internet data traffic increased by 291% over last year

—	Total number of wireline broadband subscribers reached 146 million, with a net increase of 12.26 million. The number of e-Surfing HD subscribers achieved a breakthrough of 100 million

STATEMENT FROM THE BOARD

Dear shareholders,

In 2018, the Company firmly grasped the opportunities arising from the development of digital economy, and rode on the tide by leveraging the accurate insight into market trends and customer demands. We adhered to the new development principles and carried out supply-side structural reforms. We responded effectively to the complicated and challenging external environment, as well as increasingly fierce competition, achieving new breakthroughs in expanding our business scale while firmly elevating our corporate value, thereby reaching a new high in terms of overall competitiveness and market position. Over the past year, the Company deepened its implementation of step-up transformation while promoting reform and innovation on all fronts. We also proactively prospected the landscape for 5G development and built all-rounded competitive advantages. We accelerated the development of new impetus, deeply incentivised corporate vitality, strove to break new ground in terms of high- quality development, and remained committed to creating new value for shareholders.

OPERATING RESULTS

In 2018, operating revenues of the Company amounted to RMB377.1 billion, of which, service revenues1 amounted to RMB350.4 billion, representing an increase of 5.9% compared to last year (if excluding the impact of the application of International Financial Reporting Standard 15 during the year under review, it represented an increase of 7.2% over last year), with revenue growth having surpassed the industry average for many consecutive years. Revenues from emerging businesses2 accounted for 51.9% of service revenues, representing an increase of nearly 6 percentage points compared to last year following a continual optimisation of the revenue structure. EBITDA3 reached RMB104.2 billion, representing an increase of 2.0% over the same period last year. Net profit amounted to RMB21.2 billion, representing an increase of 13.9% compared to last year, while basic earnings per share were RMB0.262, achieving rapid growth. Capital expenditure was RMB74.9 billion, representing a decrease of 15.5% compared to last year, the third consecutive annual decline. Free cash flow4 reached RMB22.5 billion, representing a remarkable increase compared to last year.

Taking shareholder returns into consideration, alongside the Company’s profitability, cash flow level and capital requirement for future development, the Board of Directors has decided to recommend at the forthcoming shareholders’ meeting that a final dividend equivalent to HK$0.125 per share for the year 2018 be declared, representing an 8.7% increase over the year 2017. Going forward, the Company will continue to create shareholder value, while fully balancing the cash flow required for the long-term development of the Company with returns to shareholders.

[1]	Service revenues were calculated based on operating revenues minus sales of mobile terminals, sales of wireline equipment and other non-service revenues.
[2]	Revenues from emerging businesses included revenues from data traffic, Internet applications and ICT services.
[3]	EBITDA was calculated based on operating revenues minus operating expenses plus depreciation and amortisation.
[4]	Free cash flow was calculated from EBITDA minus capital expenditure and income tax.

TAKING BUSINESS OPERATION AND DEVELOPMENT TO THE NEXT LEVEL

In 2018, the Company seized the precious opportunities arising from the benefits released from data traffic, while actively capitalising on increasing demand from corporates subscribing for cloud services. The Company expedited products innovation, promoted overall upgrade of its services convergence, strengthened its network edges, and improved its operational capability. As a result, the Company rapidly improved its competitiveness, achieved a record high pace in terms of market expansion, and rapidly magnified its growth momentum.

New breakthroughs in business scale

The Company’s mobile service revenues amounted to RMB167.7 billion, representing an increase of 9.1% compared to last year. The total number of mobile subscribers reached 303 million, a net addition of 53.04 million subscribers, which hit a record high. The market share of mobile subscribers net addition reached 44%, while overall market share increased to 19.6%. Out of this, the number of 4G subscribers was 242 million, a net addition of 60.39 million, maintaining an all-time high pace of growth. 4G penetration rate reached 80%, making the Company an industry leader. Aggregate handset data traffic also grew strongly by nearly 3 times, with 4G DOU reaching 5.5GB. Handset Internet access revenue grew by 22.4% compared to last year. Wireline service revenues amounted to RMB182.7 billion, representing an increase of 3.1% compared to last year. The number of wireline broadband subscribers reached 146 million, a net addition of 12.26 million, achieving a 6-year high. Out of this, the proportion of wireline broadband subscribers of 100Mbps or above accounted for 66%.

Fostering new impetus

The growth of revenues from the Company’s Intelligent Applications ecospheres5 accelerated further and contributed over 50% to incremental service revenues. With “cloudification”6 on all fronts, the development of the Company’s DICT and Internet of Things (IoT) businesses was accelerated by the uptake of cloud-network integration and IoT-cloud integration. Revenues from IDC and cloud services increased by 22.4% and 85.9% respectively compared to last year, contributing nearly 2 percentage points to service revenues growth. The Company made further breakthroughs in accelerating the growth of IoT services, with IoT revenue and the scale of connected devices doubled yet again. With the overall upgrade of services convergence, the Company rapidly expanded the market through the bundling of “large data traffic, 100Mbps broadband, and Smart Family” products. The number of e-Surfing HD (IPTV) subscribers reached a new high of above 100 million, enabling Smart Family application to achieve a meaningful scale. The Company also built an integrated platform for Internet Finance, resulting in synergies with the mobile business to promote mutual scale development. The number of average monthly active users of BestPay exceeded 43 million, and the aggregate gross merchandise value for the year exceeded RMB1.6 trillion.

[5]

Intelligent Applications ecospheres include ecospheres of Smart Family, DICT, IoT and Internet Finance. DICT is the converged smart application service integrating three technologies, namely communications technology, information technology and cloud & Big Data technology.

[6]	Cloudification refers to the comprehensive upgrade of service and network to cloud in terms of infrastructure, products service capabilities and sales mode, with a focus on cloud computing.

TAKING A NEW STEP IN CORPORATE TRANSFORMATION

Taking advantage of the historical opportunities brought about by industrial integration, consumption upgrade and new technological breakthroughs, the Company built on its current achievements and forged ahead. Focusing on our three major goals of “building Cyberpower, building first-class enterprise, and building better lives”, we expedited step-up transformation on all fronts, and further promoted reform and innovation. We continued to strengthen our capabilities at all levels, while planning future developments from all angles.

Propelling intelligent upgrade of network in response to customer needs

Focusing on user experience, business scale expansion and value management, the Company pushed forward the construction and intelligent upgrade of its network to build up comprehensive network advantages. Leveraging big data analysis, we deployed dynamic capacity expansion of 4G network with precision, and further optimised in-depth coverage at key locations. The number of 4G base stations reached 1.38 million, effectively supporting the upgrade to VoLTE high definition voice, as well as the continuous growth of large data traffic business. Our fibre network now fully covers all cities and towns in the service area of the Company, enabling a leading customer experience. By leading the deployment of Gigabit fibre broadband, we established a new edge in broadband network. We continued to enhance our NB-IoT network, and built a whole-range speed rate IoT structure, which combines high, medium and low speeds, supporting further expansion in vertical industries. By pushing forward cloud-network integration at full throttle, we continued to optimise our nationwide deployment of cloud resources and backbone network coverage, resulting in the establishment of a cloud-led network. By introducing new technologies such as Software-Defined Networking (SDN) and Network Functions Virtualisation (NFV), the Company accelerated the re-constitution of its networks, and rolled out scale promotion of intelligent self-selecting bandwidth network products for government and enterprise customers as well as home gateway products based on SDN technology, which allows our network products to be activated within minutes. We also launched a VoLTE virtual IP Multimedia Subsystem (vIMS) core network with software and hardware decoupling, facilitating the progress of cloudification and virtualisation. This significantly strengthened our competitiveness and differentiation in the cloud market, while laying a foundation for 5G network cloudification in the future. The Company proactively contributed to the formulation of international standards for 5G technologies and conducted large-scale network trial runs in a number of locations. We achieved some preliminary progress in areas such as voice call, 4G/5G interoperability, and interoperability between equipment, among others. By supporting the Ultra HD Live broadcast for CCTV’s 2019 Spring Festival Evening Gala with “5G+4K” and “5G+VR” solutions, we took an important step towards the successful accomplishment of enhanced mobile broadband (eMBB) application scenarios. The Company also actively explored applications for other vertical industries, such as 5G autonomous driving bus, smart water treatment and mobile remote medical service.

Integration and mutual development: Supporting the swift expansion of service ecology

The Company accurately grasped changing market demand and expanded the market by leveraging its data traffic and cloud products, cultivating convergence operation, and effectively bundling its services. As a result, the overall competitiveness of our bundled products was significantly strengthened, which facilitated rapid breakthroughs in expanding market scale, thereby creating new avenues for value growth. The synergies that resulted from the integration and mutual development of our five ecospheres enabled us to explore new paths towards future sustainable development.

In the field of Intelligent Connections, insisting on customers’ value management, we upgraded convergence to expand in the incremental market space and extend our reach to the fields of content, applications and services. We also broadened sales channels and promoted products value, laying a foundation for intelligent applications such as e-Surfing HD, DICT, and IoT to grow rapidly. In the field of Smart Family, by leveraging e-Surfing HD service as a portal, we developed a number of differentiated core applications including Smart Home Networking services and family cloud products. We expanded our extensive range of smart home products and implemented strategic planning in ultra HD video market ahead of time, in order to grab the opportunities from consumption upgrade of smart home products. In the field of DICT, we strengthened cloud-network integration, and continued to drive the development of dedicated line, DICT and IoT services through “cloudification”. This allowed us to vigorously expand our solutions and service capabilities for supporting vertical industry applications and proactively explore the applications of 5G technologies in areas such as smart cities, autonomous driving, and industrial internet. We also explored new business models by leveraging features of 5G technologies to enable vertical industries. In the field of IoT, in order to extend to the high end of the industry value chain, we leveraged our competitive edges in network and platforms to quickly expand application scenarios and explore application services based on IoT-cloud integration and data operation. In the field of Internet Finance, riding the momentum from China’s leadership in global mobile payments, the number of BestPay customers and participating merchants grew rapidly alongside the gross merchandise value. We also developed red packet and instalment payment platforms, which significantly boosted the stickiness of mobile subscribers and fuelled strong subscriber growth, while also effectively promoted the expansion of new retail and integrated retail channel.

The integration and mutual development of ecospheres achieved outstanding results. The triple-play penetration rate7 of broadband subscribers reached 65%, representing an increase of 13 percentage points compared to last year. Out of this, the penetration rate of e-Surfing HD subscribers reached 72%, effectively expanding the potential market space for Smart Family. The growth of DICT revenue exceeded 20%, gradually becoming a new growth driver for the Company. The number of IoT connected devices exceeded 100 million, moving into the fast track of development and accelerating readiness for the arrival of 5G era. Active participating merchants of BestPay more than doubled, enabling the mobile payment ecosystem to become a key means of differentiation in mobile business development.

[7]	Triple-play penetration rate represented the proportion of broadband subscribers who also subscribe mobile and e-Surfing HD services at the same time.

Higher efficiency from intelligent and data-driven operation

Following the consolidation of our IT infrastructure and the greater adoption of new technologies such as big data and artificial intelligence (AI), the Company injected more intelligent elements into operation, leading to efficiency improvement and productivity enhancement. Our data utilisation capability was also enhanced considerably. We continued to intensify our efforts to establish a corporate core backed by data utilisation and completed IT cloudification, which facilitated the transformation of IT towards agile development, agile operation and intelligent decision-making, in order to develop an open system for digital capabilities. Our channel operational capability continued to strengthen with the establishment of an integrated channel system of “self-owned + social”, “online + offline” and “platform + sales reach” channels. The proportion of customers acquired from online channels increased significantly. Our precision marketing coverage rate backed by big data exceeded 60%, which enabled per customer acquisition costs to decline by over 15%. The advantages of intelligent customer service capability have begun to emerge. As we progressively introduced AI-based customer service, the number of customer interactions facilitated by chatbots reached 460 million, while the proportion of interactions facilitated by intelligent voice services exceeded 30%. We have the lowest customer complaint rate in the industry, and are currently ranked the industry’s best for customer satisfaction with mobile and broadband services as well as overall services. Our network operational capability also reached a new level. In-depth end-to-end quality assurance for our mobile services was carried out, while our fibre broadband business has formed a closed loop of “probe management — quality monitoring — network optimization”. Our management and operational capabilities have steadily enhanced, while our efficiently-centralised and co-sharing financial capability has continued to improve. We also pushed forward centralised procurement as well as centralised supply chain, while continuously improving the efficiency of resource allocation and value management. We also strengthened our risk prevention and control mechanisms, ensuring our ongoing sustainable and healthy corporate development.

RENEWED VITALITY THROUGH REFORM AND INNOVATION

The Company sought to implement reform and foster innovation in all parts of its operation, constantly enhancing the vitality of corporate development and operational capability. We continued deepening the three-dimensional inter-driven reform and mixed ownership reform in the emerging areas, which deeply stimulated the vitality of corporate development. We also intensified the reform of “Sub-dividing Performance Evaluation Units, Professional Operation, and Top-Down Service Support System”, through which we introduced a mechanism for market-oriented recruitment, incentivisation and resource allocation. As a result, we effectively motivated our employees and improved the efficiency of sub-dividing operation. The aggregate number of sub-dividing performance evaluation units reached nearly 60,000, which basically covers our entire frontline units. We laid a solid foundation for leapfrog development, with our BestPay company completing the introduction of first round strategic investors, which helped to diversify its shareholding structure and push forward mixed ownership reform. The Company also promoted its ecological endowment and accelerated the reform of technological innovation system, focusing on the enhancement of operational capability. We also formed a new blueprint with capability development centres in areas such as cloud, DICT applications, Smart Family and IoT. We beefed up headquarters’ overall planning, strengthened our expansion in local markets, and enhanced the core capability of our products and our business scale. We also restructured our R&D system and consolidated our research capability by launching China Telecom Research Institutes and 5G Innovation Centre. We also made further breakthroughs in reforming our career advancement and employee incentive systems for technical talents, enabling us to master key technologies in the field of information communications.

CORPORATE GOVERNANCE AND SOCIAL RESPONSIBILITY

We have always been committed to upholding a high level of corporate governance and insist on governing the Company in accordance with laws and regulations. We attach great importance to risk management and control, and have continuously enhanced corporate transparency to ensure the healthy and sustainable growth of our Company. Our efforts have been widely recognised by the capital markets. In 2018, we once again received a number of awards, including “Most Honoured Companies in Asia”, awarded by Institutional Investor, for an eighth consecutive year. We were also awarded “Best Managed Company” and received a special accolade of “Most Honoured Company (2009-2018)” by FinanceAsia. In addition, we were also the only telecom operator in mainland China and Hong Kong awarded the “Most Outstanding Company in Hong Kong — Telecommunication Services Sector” by Asiamoney. Other awards received included “The Best of Asia — Icon on Corporate Governance” by Corporate Governance Asia; “Platinum Award — Excellence in Environmental, Social and Governance” and “Best Initiative in Diversity and Inclusion” by The Asset. These awards demonstrate the Company’s excellent level of execution, as well as its leading position in the industry within the Asia Pacific region.

We continued to proactively meet our social responsibility obligations, while adhering to the principles of innovation, coordination, environmentalism, openness and sharing. In line with our status as a major force for constructing “Cyberpower, Digital China and Smart Society” and as a network infrastructure provider, we continued to implement the “Speed Upgrade and Tariff Reduction” policy, by cancelling data roaming fees as of 1st July 2018, which benefited our customers and propelled the upgrade of information consumption and industrial digitalisation. In addition, we earnestly carried out industry regulatory policies, maintained market order and protected customers’ rights. We safeguarded network and information security, striving to create a clean and healthy cyberspace. We also fulfilled our obligations to customers and enhanced the capability and efficiency of our smart services. We also actively provided platforms for our employees to display their talents, and fostered coordinated value enhancement between individuals and the Company. By pushing forward energy saving and emissions reduction, as well as green development, the per unit general energy consumption of information data traffic was reduced by 16.8% year on year. Through the co-building and co-sharing of communication infrastructure, we also effectively reduced the duplication of projects. Through our proactive adherence to “the Belt and Road” initiative, we connected cross-border information passageways across the Guangdong-Hong Kong-Macau Greater Bay Area, and achieved a number of breakthroughs in the construction of strategic passageways, thereby progressively enhancing our capability to provide global network resource services. We also received a high level of recognition and appreciation from the wider society for our efforts in successfully delivering telecommunication assurance for major conferences and events including The Shanghai Cooperation Organisation (SCO) Qingdao Summit, as well as for combating flooding and disaster relief.

OUTLOOK

At present, the national economy has entered a stage of high-quality development, which is accelerating the conversion of old impetus into new ones. New technologies represented by 5G and AI are integrating and evolving, enabling them to support supply-side structural reform, which will lead to a rapid expansion of potential value for digital economy. As the next generation infrastructure, 5G network will become ever more intertwined with applications and telecom operators will play an increasingly pivotal role in the information communications industry. The Company will actively explore commercial applications of various new technologies, accelerate the development of operation mechanisms that are adapted for 5G, and capitalise on its advantages to promote ecological services ahead of time. Recently, China Telecom was awarded the 3.5GHz band to conduct nationwide 5G network trials. Leveraging the advantages of the 5G mainstream frequency band and insisting on open cooperation, we will accelerate 5G deployment proactively and pragmatically. Persisting in a market-oriented and demand-driven approach, we will appropriately manage the momentum, propel the development of non-standalone (NSA) and standalone (SA) concurrently, and progressively expand the scale of network trials and the pilot project of 2B/2C applications.

Whilst the vigorous development of digital economy has presented us with historical opportunities, we are clearly aware that our future external environment is becoming complicated and challenging. While the macro economy is facing downward pressure, cross- industry and homogeneous competition is also becoming increasingly intense. As a result, transforming development model and pursuing high-quality development have now become the Company’s top priorities. Persisting in the principle of new development and supply-side structural reforms, the Company will accelerate its advancement towards high-quality development, and proactively fulfill the requirements of “Speed Upgrade and Tariff Reduction”. With scale development as the foundation and value management as the core, the Company will continuously push forward with “cloudification” and accelerate ecological endowment. The Company will build a “Trinity” value management system, featuring convergence, integration and intelligentisation, for high-quality development, while marching towards becoming a leading integrated intelligent information services provider and constantly creating new value for shareholders.

Finally, on behalf of the Board of Directors, I would like to take this opportunity to express our sincere appreciation to all our shareholders and customers for their support. I would also like to express our sincere thanks to all our employees for their hard work and contributions. Furthermore, I would like to extend our sincere gratitude towards Mr. Yang Jie for his outstanding contributions towards step-up transformation and sustainable development of the Company during his tenure. At the same time, I would like to welcome Madam Zhu Min and Mr. Yeung Chi Wai, Jason to our Board of Directors team.

Ke Ruiwen

Executive Director, President and Chief Operating Officer

Beijing, China

19 March 2019

GROUP RESULT

China Telecom Corporation Limited (the “Company”) is pleased to announce the consolidated results of the Company and its subsidiaries (the “Group”) for the year ended 31 December 2018 extracted from the audited consolidated financial statements of the Group as set out in its 2018 Annual Report.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the year ended 31 December 2018

(Amounts in millions, except per share data)

		2018	2017
	Notes	RMB	RMB
Operating revenues	4	377,124	366,229

Operating expenses
Depreciation and amortisation		(75,493)	(74,951)
Network operations and support		(116,062)	(103,969)
Selling, general and administrative		(59,422)	(58,434)
Personnel expenses		(59,736)	(56,043)
Other operating expenses		(37,697)	(45,612)

Total operating expenses		(348,410)	(339,009)

Operating profit		28,714	27,220
Net finance costs	5	(2,708)	(3,291)
Investment income		38	147
Income from investments in associates		2,104	877

Profit before taxation		28,148	24,953
Income tax	6	(6,810)	(6,192)

Profit for the year		21,338	18,761

		2018	2017
	Note	RMB	RMB
Other comprehensive income for the year
Items that will not be reclassified subsequently to profit or loss:
Change in fair value of investments in equity instruments at fair value through other comprehensive income		(324)	—
Deferred tax on change in fair value of investments in equity instruments at fair value through other comprehensive income		82	—

		(242)	—

Items that may be reclassified subsequently to profit or loss:
Change in fair value of available-for-sale equity securities		—	(400)
Deferred tax on change in fair value of available-for-sale equity securities		—	100
Exchange difference on translation of financial statements of subsidiaries outside mainland China		154	(259)
Share of other comprehensive income of associates		(7)	7

		147	(552)

Other comprehensive income for the year, net of tax		(95)	(552)

Total comprehensive income for the year		21,243	18,209

Profit attributable to
Equity holders of the Company		21,210	18,617
Non-controlling interests		128	144

Profit for the year		21,338	18,761

Total comprehensive income attributable to
Equity holders of the Company		21,115	18,065
Non-controlling interests		128	144

Total comprehensive income for the year		21,243	18,209

Basic earnings per share	7	0.26	0.23

Number of shares (in millions)		80,932	80,932

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

at 31 December 2018

(Amounts in millions)

		31 December 2018	31 December 2017
	Notes	RMB	RMB
ASSETS
Non-current assets
Property, plant and equipment, net		407,795	406,257
Construction in progress		66,644	73,106
Lease prepayments		21,568	22,262
Goodwill		29,922	29,920
Intangible assets		14,161	12,391
Interests in associates		38,051	35,726
Investments		—	1,154
Equity instruments at fair value through other comprehensive income		852	—
Deferred tax assets	9	6,544	5,479
Other assets		4,840	3,349

Total non-current assets		590,377	589,644

Current assets
Inventories		4,832	4,123
Income tax recoverable		121	693
Accounts receivable, net	10	20,475	22,096
Contract assets		478	—
Prepayments and other current assets		23,619	22,128
Short-term bank deposits		6,814	3,100
Cash and cash equivalents		16,666	19,410

Total current assets		73,005	71,550

Total assets		663,382	661,194

		31 December 2018	31 December 2017
	Notes	RMB	RMB
LIABILITIES AND EQUITY

Current liabilities
Short-term debt		49,537	54,558
Current portion of long-term debt		1,139	1,146
Accounts payable	11	107,887	119,321
Accrued expenses and other payables		43,497	98,695
Contract liabilities		55,783	—
Income tax payable		601	404
Current portion of finance lease obligations		101	51
Current portion of deferred revenues		375	1,233

Total current liabilities		258,920	275,408

Net current liabilities		(185,915)	(203,858)

Total assets less current liabilities		404,462	385,786

Non-current liabilities
Long-term debt		44,852	48,596
Finance lease obligations		115	26
Deferred revenues		1,454	1,828
Deferred tax liabilities	9	13,138	8,010
Other non-current liabilities		804	629

Total non-current liabilities		60,363	59,089

Total liabilities		319,283	334,497

Equity
Share capital		80,932	80,932
Reserves		262,137	244,935

Total equity attributable to equity holders of the Company		343,069	325,867
Non-controlling interests		1,030	830

Total equity		344,099	326,697

Total liabilities and equity		663,382	661,194

Notes:

1.	BASIS OF PREPARATION

The Group’s consolidated financial statements included in the Annual Report have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements also comply with the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions    of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The consolidated financial statements of the Group have been prepared on a going concern basis.

2.	APPLICATION OF NEW AND AMENDMENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS AND INTERPRETATION

In the current year, the Group has applied, for the first time, the following new and amendments to IFRSs and interpretation issued by IASB that are mandatorily effective for the current year:

•	IFRS 9, “Financial Instruments”

•	IFRS 15, “Revenue from Contracts with Customers” and the related Amendments

•	IFRIC 22, “Foreign Currency Transactions and Advance Consideration”

•	Amendments to IFRS 2, “Classification and Measurement of Share-based Payment Transactions”

•	Amendments to IFRS 4, “Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts”

•	Amendments to IAS 40, “Transfers of Investment Property”

•	Amendments to IAS 28 as part of the “Annual Improvements to IFRS Standards 2014–2016 Cycle”

Except for IFRS 9, “Financial Instruments” and IFRS 15, “Revenue from Contracts with Customers” and the related Amendments as described below, the application of the above amendments to IFRSs and interpretation has had no material effect on the Group’s consolidated financial statements.

The Group has not yet applied any new and revised standard or interpretation that is not yet effective for the current year.

2.1 IFRS	15, “Revenue from Contracts with Customers”

The Group has applied IFRS 15 for the first time in the current year. IFRS 15 superseded IAS 18, “Revenue”, IAS 11, “Construction Contracts” and the related interpretations.

The Group has applied IFRS 15 retrospectively with the cumulative effect of initially applying this standard recognised at the date of initial application, 1 January 2018. Any difference at the date of initial application is recognised in the opening reserves and comparative information has not been restated. Furthermore, in accordance with the transition provisions in IFRS 15, the Group has elected    to apply the standard retrospectively only to the contracts that are not completed at 1 January 2018. Accordingly, certain comparative information may not be comparable as comparative information was prepared under IAS 18, “Revenue” and the related interpretations.

The Group recognises revenue from the following major sources which arise from contracts with customers:

•	Telecommunications services, including voice, Internet, information and application and telecommunications network resource and equipment services, and resale of mobile services (MVNO); and

•	Sales, and repair and maintenance of telecommunications equipment and others.

Information about the Group’s performance obligations resulting from application of IFRS 15 are disclosed in Note 4.

Summary of effects arising from initial application of IFRS 15

The following table summarises the impacts of transition to IFRS 15 on reserves at 1 January 2018.

RMB millions
Reserves
Consideration payable to customers	2,884
Contract with multiple performance obligations	663
Incremental costs of obtaining contracts	1,210
Tax effect	(1,066)

Increase at 1 January 2018	3,691

The following adjustments were made to the amounts recognised in the consolidated statement of financial position at 1 January 2018. Line items that were not affected by the changes have not been included.

		Carrying amounts previously reported at 31 December 2017	Reclassification	Remeasurement	Carrying amounts under IFRS 15 at 1 January 2018*
	Notes	RMB millions	RMB millions	RMB millions	RMB millions
Non-current assets
Other assets	(a)	3,349	—	1,210	4,559

Current assets
Accounts receivable, net	(b)	22,096	(596)	—	21,500
Contract assets	(b, e)	—	633	23	656
Prepayments and other current assets	(b)	22,128	(37)	—	22,091

Current liabilities
Accrued expenses and other payables	(c)	98,695	(64,912)	—	33,783
Contract liabilities	(c, d, e)	—	65,699	(3,524)	62,175
Current portion of deferred revenues	(c)	1,233	(787)	—	446

Non-current liabilities
Deferred tax liabilities	(a, d, e)	8,010	—	1,066	9,076

Equity
Reserves		244,935	—	3,691	248,626

*	The amounts in this column are before the adjustments from the application of IFRS 9.

Notes:

(a)

The Group incurred incremental commission paid/payable to third party agents in connection with obtaining the contracts with customers. These amounts were previously expensed as incurred. At the date of initial application of IFRS 15, incremental costs of obtaining contracts, netted off deferred tax, amounting to RMB940 million were recognised with corresponding adjustments to reserves.

(b)

At the date of initial application, unbilled revenues of RMB633 million arising from information and application service contracts are conditional on the Group’s achieving specified milestones as stipulated in the contracts, and hence such balance was reclassified from accounts receivable and prepayments and other current assets to contract assets.

(c)

At the date of initial application of IFRS 15, considerations received from telecommunications service contracts included in receipts in advance and deferred revenues amounting to RMB64,912 million and RMB787 million, respectively, were reclassified from accrued expenses and other payables and current portion of deferred revenues to contract liabilities.

(d)

Certain subsidies payable to third party agents incurred by the Group in respect of customer contracts, which will be ultimately enjoyed by end customers, and other subsidies incurred by the Group directly payable to its customers, were previously expensed as incurred. At the date of initial application of IFRS 15, such subsidies were considered as consideration payable to customers and the related impact, netted off deferred tax, amounting to RMB2,224 million were recognised with corresponding adjustments to reserves.

(e)

The sales of terminal equipment and the provision of telecommunications services represent separate performance obligations from the Group’s direct sales of promotional packages. The total contract consideration of a promotional package is previously allocated to revenues generated from the provision of telecommunications services and the sales of terminal equipment using the residual method. At the date of initial application of IFRS 15, the transaction price was allocated to each performance obligation in the contract on a relative stand-alone selling price basis, and the consideration allocated to sales of terminal equipment was recognised as revenue at contract inception, i.e. when the equipment are delivered, while consideration allocated to provision of telecommunications services would be subsequently recognised as revenue as services are delivered during the contract period, with the impact, netted of deferred tax, amounting to RMB527 million recognised with corresponding adjustments to reserves.

2.2	IFRS 9, “Financial Instruments”

In the current year, the Group has applied IFRS 9, “Financial instruments” and the related consequential amendments to other IFRSs. IFRS 9 introduces new requirements for (1) the classification and measurement of financial assets and financial liabilities, (2) expected credit losses (“ECL”) for financial assets and other items (for example, contract assets) and (3) general hedge accounting.

The Group has applied IFRS 9 in accordance with the transition provisions set out in IFRS 9, i.e. applied the classification and measurement requirements (including impairment under ECL model) retrospectively to instruments that have not been derecognised as at 1 January 2018 (date of initial application) and has not applied the requirements to instruments that have already been derecognised as at 1 January 2018. The difference between carrying amounts as at 31 December 2017 and the carrying amounts as at 1 January 2018 are recognised in the opening reserves, without restating comparative information.

Accordingly, certain comparative information may not be comparable as comparative information was prepared under IAS 39, “Financial Instruments: Recognition and Measurement”.

Summary of effects arising from initial application of IFRS 9

The table below illustrates the classification and measurement of financial assets and other items subject to ECL under IFRS 9 and IAS 39 at the date of initial application, 1 January 2018.

			Investments	Equity instruments at fair value through other comprehensive income	Accounts receivable	Contract assets	Prepayments and other current assets	Deferred tax assets	Deferred tax liabilities	Reserves	Non- controlling interests
	Notes		RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions
Closing balance at 31 December 2017 — IAS 39			1,154	—	22,096	—	22,128	5,479	8,010	244,935	830
Effect arising from initial application of IFRS 15			—	—	(596)	656	(37)	—	1,066	3,691	—
Effect arising from initial application of IFRS 9:
Reclassification
From investments	(a	)	(1,154)	1,154	—	—	—	—	—	—	—
Remeasurement
Impairment under ECL model	(b	)	—	—	(919)	—	(1)	203	—	(716)	(1)

Opening balance at 1 January 2018			—	1,154	20,581	656	22,090	5,682	9,076	247,910	829

Notes:

(a)	Available for sale (“AFS”) investments

From AFS equity investments to equity instruments at fair value through other comprehensive income (“FVTOCI”)

The Group elected to present in other comprehensive income (“OCI”) for the fair value changes of all its equity investments previously classified as available-for-sale investments. These investments are not held for trading and not expected to be sold in the foreseeable future. At the date of initial application of IFRS 9, RMB1,154 million were reclassified from investments to equity instruments at FVTOCI, of which RMB185 million related to unquoted equity investments previously measured at cost less impairment under IAS 39. The fair value gains of RMB674 million relating to those investments previously carried at fair value continued to accumulate in other reserves.

(b)	Impairment under ECL model

The Group applies the IFRS 9 simplified approach to measure ECL which uses a lifetime ECL for all accounts receivable and contract assets. To measure the ECL, accounts receivable and contract assets have been grouped based on shared credit risk characteristics, nature of services provided as well as type of customers. The contract assets relate to unbilled work in progress and have substantially the same risk characteristics as accounts receivable for the same types of contracts. The Group has therefore concluded that the expected loss rates for accounts receivable are a reasonable approximation of the loss rates for contract assets.

Loss allowances for other financial assets at amortised cost mainly comprise of financial assets included in prepayments and other current assets, are measured on 12-month ECL (“12m ECL”) basis and there have been no significant increase in credit risk since initial recognition.

As at 1 January 2018, the additional credit loss allowance of RMB920 million and the related deferred tax impact of RMB203 million have been recognised against reserves and non- controlling interests. The additional loss allowance is charged against the respective assets.

All loss allowances for financial assets measured at amortised cost, including accounts receivable and financial assets included in prepayments and other current assets as at 31 December 2017 reconciled to the opening loss allowance as at 1 January 2018 are as follows:

	Accounts receivable	Prepayments and other current assets
	RMB millions	RMB millions
At 31 December 2017 — IAS 39	3,842	370
Amount remeasured through opening reserves	919	1

At 1 January 2018	4,761	371

2.3	Impacts on opening consolidated statement of financial position arising from the application of all new standards

As a result of the changes in the Group’s accounting policies above, the opening consolidated statement of financial position had to be restated. The following table shows the adjustments recognised for each of the line items affected.

	31 December			1 January
	2017	IFRS 15	IFRS 9	2018
	RMB	RMB	RMB	RMB
	millions	millions	millions	millions
	(audited)			(restated)
Non-current assets
Investments	1,154	—	(1,154)	—
Equity instruments at fair value through other comprehensive income	—	—	1,154	1,154
Deferred tax assets	5,479	—	203	5,682
Other assets	3,349	1,210	—	4,559
Others with no adjustments	579,662	—	—	579,662

Total non-current assets	589,644	1,210	203	591,057

Current assets
Accounts receivable, net	22,096	(596)	(919)	20,581
Contract assets	—	656	—	656
Prepayments and other current assets	22,128	(37)	(1)	22,090
Others with no adjustments	27,326	—	—	27,326

Total current assets	71,550	23	(920)	70,653

Total assets	661,194	1,233	(717)	661,710

	31 December			1 January
	2017	IFRS 15	IFRS 9	2018
	RMB	RMB	RMB	RMB
	millions	millions	millions	millions
	(audited)			(restated)
Current liabilities
Accrued expenses and other payables	98,695	(64,912)	—	33,783
Contract liabilities	—	62,175	—	62,175
Current portion of deferred revenues	1,233	(787)	—	446
Others with no adjustments	175,480	—	—	175,480

Total current liabilities	275,408	(3,524)	—	271,884

Net current liabilities	(203,858)	3,547	(920)	(201,231)

Total assets less current liabilities	385,786	4,757	(717)	389,826

Non-current liabilities
Deferred tax liabilities	8,010	1,066	—	9,076
Others with no adjustments	51,079	—	—	51,079

Total non-current liabilities	59,089	1,066	—	60,155

Total liabilities	334,497	(2,458)	—	332,039

Equity
Share capital	80,932	—	—	80,932
Reserves	244,935	3,691	(716)	247,910

Total equity attributable to equity holders of the Company	325,867	3,691	(716)	328,842
Non-controlling interests	830	—	(1)	829

Total equity	326,697	3,691	(717)	329,671

Total liabilities and equity	661,194	1,233	(717)	661,710

3.	SEGMENTAL REPORTING

An operating segment is a component of an entity that engages in business activities from which revenues    are earned and expenses are incurred, and is identified on the basis of the internal financial reports that are regularly reviewed by the chief operating decision maker in order to allocate resources and assess performance of the segment. For the periods presented, management has determined that the Group has one operating segment as the Group is only engaged in the integrated telecommunications business. The Group’s assets located outside mainland China and operating revenues derived from activities outside mainland China are less than 10% of the Group’s assets and operating revenues, respectively. No geographical area information has been presented as such amount is immaterial. No single external customer accounts for 10% or more of the Group’s operating revenues.

4.	OPERATING REVENUES

For the year ended 31 December 2018

Disaggregation of revenues

			2018
	Notes		RMB millions
Type of goods or services

Revenue from contracts with customers
Voice	(i	)	50,811
Internet	(ii	)	190,871
Information and application services	(iii	)	83,478
Telecommunications network resource and equipment services	(iv	)	20,211
Sales of goods and others	(v	)	27,450

Subtotal			372,821
Revenue from other sources	(vi	)	4,303

Total operating revenues			377,124

Timing of revenue recognition
A point in time			24,496
Over time			352,628

Total operating revenues			377,124

Notes:

(i)	Represent the aggregate amount of voice usage fees, installation fees and interconnections fees charged to customers for the provision of telephony services.

(ii)	Represent amounts charged to customers for the provision of Internet access services.

(iii)

Represent primarily the aggregate amount of fees charged to customers for the provision of Internet data centre service, system integration services, e-Surfing HD service, caller ID service and short messaging service and etc.

(iv)	Represent amounts charged to other domestic telecommunications operators and enterprise customers for the provision of telecommunications network resource and equipment services.

(v)	Represent primarily revenues from sales, and repair and maintenance of telecommunications equipment as well as the resale of mobile services (MVNO).

(vi)	Represent primarily revenue from property rental and other revenues.

For the year ended 31 December 2017

The components of the Group’s operating revenues are as follows:

2017
RMB millions
Voice	61,678
Internet	172,554
Information and application services	73,044
Telecommunications network resource and equipment services	19,125
Others	39,828

Total operating revenues	366,229

5.	NET FINANCE COSTS

	2018	2017
	RMB millions	RMB millions
Interest expense incurred	3,278	3,913
Less: Interest expense capitalised*	(185)	(327)

Net interest expense	3,093	3,586
Interest income	(306)	(429)
Foreign exchange losses	423	664
Foreign exchange gains	(502)	(530)

	2,708	3,291
* Interest expense was capitalised in construction in progress at the following rates per annum	3.8%–4.4%	3.9%–4.9%

6.	INCOME TAX

Income tax in the profit or loss comprises:

	2018	2017
	RMB millions	RMB millions
Provision for PRC income tax	3,408	3,147
Provision for income tax in other tax jurisdictions	120	123
Deferred taxation	3,282	2,922

	6,810	6,192

A reconciliation of the expected tax expense with the actual tax expense is as follows:

			2018	2017
	Notes		RMB millions	RMB millions
Profit before taxation			28,148	24,953

Expected income tax expense at statutory tax rate of 25%	(i	)	7,037	6,238
Differential tax rate on PRC subsidiaries’ and branches’ income	(i	)	(291)	(108)
Differential tax rate on other subsidiaries’ income	(ii	)	(58)	(82)
Non-deductible expenses	(iii	)	537	380
Non-taxable income	(iv	)	(319)	(112)
Others	(v	)	(96)	(124)

Actual income tax expense			6,810	6,192

Notes:

(i)

Except for certain subsidiaries and branches which are mainly taxed at preferential rate of 15%, the provision for mainland China income tax is based on a statutory rate of 25% of the assessable income of the Company, its mainland China subsidiaries and branches as determined in accordance with the relevant income tax rules and regulations of the PRC.

(ii)

Income tax provisions of the Company’s subsidiaries in Hong Kong and Macau Special Administrative Regions of the PRC, and in other countries are based on the subsidiaries’ assessable income and income tax rates applicable in the respective tax jurisdictions which range from 8% to 35%.

(iii)	Amounts represent miscellaneous expenses in excess of statutory deductible limits for tax purposes.

(iv)	Amounts represent miscellaneous income which are not subject to income tax.

(v)	Amounts primarily represent settlement of tax filing differences of prior year annual tax return and other tax benefits.

7.	BASIC EARNINGS PER SHARE

The calculation of basic earnings per share for the years ended 31 December 2018 and 2017 is based on the profit attributable to equity holders of the Company of RMB21,210 million and RMB18,617 million respectively, divided by 80,932,368,321 shares.

The amount of diluted earnings per share is not presented as there were no potential ordinary shares in existence for the periods presented.

8.	DIVIDENDS

Pursuant to a resolution passed at the Board of Directors’ meeting on 19 March 2019, a final dividend of equivalent to HK$0.125 per share totaling approximately RMB8,629 million for the year ended 31 December 2018 was proposed for shareholders’ approval at the Annual General Meeting. The dividend has not been provided for in the consolidated financial statements for the year ended 31 December    2018.

Pursuant to the shareholders’ approval at the Annual General Meeting held on 28 May 2018, a final dividend of RMB0.093512 (equivalent to HK$0.115) per share totaling RMB7,568 million in respect of the year ended 31 December 2017 was declared, and paid on 27 July    2018.

Pursuant to the shareholders’ approval at the Annual General Meeting held on 23 May 2017, a final dividend of RMB0.093043 (equivalent to HK$0.105) per share totaling RMB7,530 million in respect of the year ended 31 December 2016 was declared and paid on 21 July    2017.

9.	DEFERRED TAX ASSETS AND LIABILITIES

The components of deferred tax assets and deferred tax liabilities recognised in the consolidated statement    of financial position and the movements are as follows:

	Assets		Liabilities		Net Balance
	31 December	31 December	31 December	31 December	31 December	31 December
	2018	2017	2018	2017	2018	2017
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions
Provisions and impairment losses, primarily for credit losses	1,925	1,626	—	—	1,925	1,626
Property, plant and equipment and others	4,580	3,782	(13,022)	(7,789)	(8,442)	(4,007)
Deferred revenues and installation costs	39	71	(29)	(52)	10	19
Available-for-sale equity securities	—	—	—	(169)	—	(169)
Equity instruments at fair value through other comprehensive income	—	—	(87)	—	(87)	—

Deferred tax assets/(liabilities)	6,544	5,479	(13,138)	(8,010)	(6,594)	(2,531)

			Recognised in
			consolidated
	Balance at	Changes in	statement of	Balance at
	31 December	accounting	comprehensive	31 December
	2017	policies	income	2018
	RMB millions	RMB millions	RMB millions	RMB millions
Provisions and impairment losses, primarily for credit losses	1,626	203	96	1,925
Property, plant and equipment and others	(4,007)	(1,066)	(3,369)	(8,442)
Deferred revenues and installation costs	19	—	(9)	10
Available-for-sale equity securities	(169)	169	—	—
Equity instruments at fair value through other comprehensive income	—	(169)	82	(87)

Net deferred tax liabilities	(2,531)	(863)	(3,200)	(6,594)

	Balance at 1 January 2017	Recognised in consolidated statement of comprehensive income	Balance at 31 December 2017
	RMB millions	RMB millions	RMB millions
Provisions and impairment losses, primarily for doubtful debts	1,531	95	1,626
Property, plant and equipment and others	(1,006)	(3,001)	(4,007)
Deferred revenues and installation costs	35	(16)	19
Available-for-sale equity securities	(269)	100	(169)

Net deferred tax assets/(liabilities)	291	(2,822)	(2,531)

10.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, are analysed as follows:

			31 December
			2018	2017
	Notes		RMB millions	RMB millions

Accounts receivable from contracts with customers
Third parties			23,308	23,762
China Telecom Group	(i	)	1,327	1,502
China Tower	(ii	)	10	5
Other telecommunications operators in the PRC			510	669

			25,155	25,938
Less: Allowance for credit losses			(4,680)	(3,842)

			20,475	22,096

Notes:

(i)	China Telecommunications Corporation together with its subsidiaries other than the Group are referred to as “China Telecom Group”.

(ii)	China Tower Corporation Limited, an associate of the Company, is referred to as “China Tower”.

As at 31 December 2018 and 1 January 2018, the gross carrying amount of accounts receivable from contracts with customers amounted to RMB25,155 million and RMB25,342 million, respectively.

Ageing analysis of accounts receivable from telephone and Internet subscribers based on the billing dates is as follows:

	31 December
	2018	2017
	RMB millions	RMB millions

Current, within 1 month	8,376	9,323
1 to 3 months	2,117	2,607
4 to 12 months	1,932	1,780
More than 12 months	943	878

	13,368	14,588
Less: Allowance for credit losses	(2,898)	(2,603)

	10,470	11,985

Ageing analysis of accounts receivable from other telecommunications operators and enterprise customers based on dates of rendering of services is as follows:

	31 December
	2018	2017
	RMB millions	RMB millions
Current, within 1 month	3,318	4,421
1 to 3 months	2,300	1,973
4 to 12 months	3,994	2,644
More than 12 months	2,175	2,312

	11,787	11,350
Less: Allowance for credit losses	(1,782)	(1,239)

	10,005	10,111

As at 31 December 2018, included in the Group’s accounts receivable balance are debtors with aggregate carrying amount of RMB2,503 million which are past due as at the reporting date.

Ageing analysis of accounts receivable that are not impaired at 31 December 2017 is as follows:

31 December 2017
RMB millions
Not past due	19,623

Less than 1 month past due	1,518
1 to 3 months past due	955

Amounts past due	2,473

22,096

11.	ACCOUNTS PAYABLE

Accounts payable are analysed as follows:

	31 December
	2018	2017
	RMB millions	RMB millions
Third parties	83,418	93,324
China Telecom Group	20,983	22,682
China Tower	2,850	2,611
Other telecommunications operators in the PRC	636	704

	107,887	119,321

Amounts due to China Telecom Group and China Tower are payable in accordance with contractual terms which are similar to those terms offered by third parties.

Ageing analysis of accounts payable based on the due dates is as follows:

	31 December
	2018	2017
	RMB millions	RMB millions
Due within 1 month or on demand	20,619	27,502
Due after 1 month but within 3 months	14,568	17,257
Due after 3 months but within 6 months	36,067	26,603
Due after 6 months	36,633	47,959

	107,887	119,321

12.	EVENT AFTER THE REPORTING PERIOD

The Company, China Telecommunications Corporation and China Communications Services Corporation Limited (“CCS”, a subsidiary of China Telecommunications Corporation) entered into an agreement (“Capital Contribution Agreement”) on 22 June 2018 and jointly established China Telecom Group Finance Co., Ltd. (“China Telecom Finance”), a non-banking financial institution legally established with the approval of China Banking and Insurance Regulatory Commission providing capital and financial management services to the member units of China Telecommunications Corporation, on 8 January 2019. Pursuant to the Capital Contribution Agreement, the registered share capital of China Telecom Finance is RMB5,000 million. The Company, China Telecommunications Corporation and CCS respectively contributed RMB3,500 million, RMB750 million and RMB750 million, which respectively represented 70%, 15% and 15% of the total registered capital of China Telecom Finance. As the Company holds 70% of the issued share capital of China Telecom Finance, China Telecom Finance is a subsidiary of the Company.

FINANCIAL REVIEW

Summary

In 2018, the Company insisted on new development ideas, continuously promoted transformation and upgrades, comprehensively deepened its reform and innovation, and accelerated scale development. The growth of the Company’s service revenues continued to surpass the industry average. Meanwhile, with deepened value operations, reasonable and optimised allocation of resources and reinforced cost delicated management, the Company’s operation efficiency and effectiveness were continuously enhanced. As a result, the overall operating results achieved favourable growth. Operating revenues in 2018 were RMB377,124 million, representing an increase of 3.0% from year 2017; service revenues8 were RMB350,434 million, representing an increase of 5.9% from year 2017; operating expenses were RMB348,410 million, representing an increase of 2.8% from year 2017; profit attributable to equity holders of the Company was RMB21,210 million, representing an increase of 13.9% from year 2017; basic earnings per share were RMB0.26; EBITDA9 was RMB104,207 million, representing an increase of 2.0% from year 2017 and the EBITDA margin10 was 29.7%.

Operating Revenues

The Company firmly seized the development opportunities of digital economy and deepened integrated operation. The growth of subscriber scale set a new record high. Revenues continued to maintain favourable growth while revenue structure was continuously optimised. Operating revenues in 2018 were RMB377,124 million, representing an increase of 3.0% from year 2017. Service revenues were RMB350,434 million, representing an increase of 5.9% from year 2017 (if excluding the impact of the application of International Financial Reporting Standard 15 on the service revenues this year, it represented an increase of 7.2% from year 2017). Of which, mobile service revenues were RMB167,705 million, representing an increase of 9.1% from year 2017; wireline service revenues were RMB182,729 million, representing an increase of 3.1% from year 2017.

[8]

Service revenues were calculated based on operating revenues minus sales of mobile terminals (2018: RMB18,836 million; 2017: RMB26,759 million), sales of wireline equipment (2018: RMB5,659 million; 2017: RMB6,446 million) and other non-service revenues (2018: RMB2,195 million; 2017: RMB1,980 million).

[9]

EBITDA was calculated based on operating revenues minus operating expenses plus depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditure, the level of gearing and finance costs may have a significant impact on the net profit of companies with similar operating results. Therefore, we believe EBITDA may be helpful in analysing the operating results of a telecommunications service provider such as the Company. Although EBITDA has been widely applied in the global telecommunications industry as a benchmark to reflect operating performance, debt raising ability and liquidity, it is not regarded as a measure of operating performance and liquidity under generally accepted accounting principles. It also does not represent net cash from operating activities. In addition, our EBITDA may not be comparable to similar indicators provided by other companies.

[10]	EBITDA margin was calculated based on EBITDA divided by service revenues.

The following table sets forth a breakdown of the operating revenues for 2017 and 2018, together with their respective rates of change:

	For the year ended 31 December
(RMB millions, except percentage data)	2018	2017	Rates of change
Voice	50,811	61,678	–17.6%
Internet	190,871	172,554	10.6%
Information and application services	83,478	73,044	14.3%
Telecommunications network resource and equipment services	20,211	19,125	5.7%
Others[11]	31,753	39,828	–20.3%

Total operating revenues	377,124	366,229	3.0%

Voice

In 2018, being continuously affected by the substitution effect of mobile Internet services such as OTT, revenue from voice services was RMB50,811 million, representing a decrease of 17.6% from year 2017, accounting for 13.5% of operating revenues. The proportion of revenue from voice services to total operating revenues continued to decline while the revenue structure was continuously optimised.

Internet

In 2018, revenue from Internet services was RMB190,871 million, representing an increase of 10.6% from year 2017, accounting for 50.6% of operating revenues. To proactively respond to the impact from the data roaming fee cancellation policy, the Company optimised its data traffic operation system and promoted large data traffic package, fully leveraging on the benefits of data price elasticity. The data traffic revenues maintained rapid growth momentum. Mobile handset Internet access revenue was RMB111,218 million, representing an increase of 22.4% from year 2017. The Company continuously promoted the scale development of broadband subscribers and reinforced its efforts in integration. The expansion from basic Internet access to customer value operations was accelerated with more superior network and services strengthening customer loyalty. At the end of 2018, the number of wireline broadband subscribers reached 146 million, with a net increase of 12.26 million. Due to intensified market competition, the wireline broadband revenue was RMB74,262 million, representing a decrease of 3.2% from year 2017.

[11]	Other revenues in 2018 refers to the aggregate amount of sales of goods and others, included in revenue from contracts with customers, and revenue from other sources.

Information and Application Services

In 2018, the mutual integration and mutual promotion of the Company’s service ecology achieved prominent results. Revenue from information and application services was RMB83,478 million, representing an increase of 14.3% from year 2017, accounting for 22.1% of operating revenues which became strong revenue growth area. The growth was mainly benefited from the rapid development of emerging businesses such as IDC, cloud and e-Surfing HD services.

Telecommunications Network Resource and Equipment Services

In 2018, revenue from telecommunications network resource and equipment services was RMB20,211 million, representing an increase of 5.7% from year 2017, accounting for 5.4% of operating revenues. The growth was mainly due to the favourable growth in revenues from digital circuit service and IP-VPN service.

Others

In 2018, other revenues were RMB31,753 million, representing a decrease of 20.3% from year 2017, accounting for 8.4% of operating revenues. The decline was mainly due to the increasing number in mobile terminals sold through open channels and the reduction in the revenue from terminals sold through our own distribution channels.

Operating Expenses

The Company firmly seized the prime period for scale development and appropriately increased the deployment of resources. At the same time, with continuous implementation of precise allocation of resources and multi-dimensional sub-division, cost efficiency was enhanced while the increase rate of expenses was lower than the increase rate of revenues, effectively supporting the scale development and the value enhancement of the enterprise. In 2018, operating expenses were RMB348,410 million, representing an increase of 2.8% from year 2017. Operating expenses accounted for 92.4% of operating revenues, representing a decrease of 0.2 percentage point from year 2017.

The following table sets forth a breakdown of the operating expenses in 2017 and 2018 and their respective rates of change:

	For the year ended 31 December
(RMB millions, except percentage data)	2018	2017	Rates of change
Depreciation and amortisation	75,493	74,951	0.7%
Network operations and support	116,062	103,969	11.6%
Selling, general and administrative	59,422	58,434	1.7%
Personnel expenses	59,736	56,043	6.6%
Other operating expenses	37,697	45,612	–17.4%

Total operating expenses	348,410	339,009	2.8%

Depreciation and Amortisation

In 2018, depreciation and amortisation was RMB75,493 million, representing an increase of 0.7% from year 2017, which was basically the same as that of year 2017, accounting for 20.0% of operating revenues.

Network Operations and Support

In 2018, network operations and support expenses were RMB116,062 million, representing an increase of 11.6% from year 2017, accounting for 30.8% of operating revenues. It was mainly due to the Company’s persistent efforts in optimising and enhancing network quality and capabilities and supporting rapid development of emerging businesses through appropriate increase in resource input in order to further enhance the Company’s competitiveness and to lay a strong foundation for the Company’s future development.

Selling, General and Administrative

In 2018, selling, general and administrative expenses amounted to RMB59,422 million, representing an increase of 1.7% from year 2017, accounting for 15.8% of operating revenues. Selling expenses were RMB50,794 million, representing an increase of 0.9% from year 2017. In order to maintain the competitiveness in the market, the Company appropriately invested in sales and marketing resources and promoted the growth of subscriber scale. At the same time, with the Company’s continuous optimisation of its sales and marketing model and enhancement in its precision management of sales and marketing resources, taking into consideration the impact of the application of new revenue accounting standard, the growth of the selling expenses slowed down. The general and administrative expenses amounted to RMB8,628 million, representing an increase of 6.7% from year 2017, which was mainly due to the increase in research and development expenditure to support the transformation and development of the Company and the innovative research and development of new business.

Personnel Expenses

In 2018, personnel expenses were RMB59,736 million, representing an increase of 6.6% from year 2017, accounting for 15.8% of operating revenues. The main reason for the increase was that the Company increased performance-oriented incentives tilted towards frontline employees as well as the motivation to induce emerging businesses and technical talents.

Other Operating Expenses

In 2018, other operating expenses were RMB37,697 million, representing a decrease of 17.4% from year 2017, accounting for 10.0% of operating revenues. It was mainly due to the decrease in cost of terminal equipment sold over last year in connection with the decline in revenue from sales of terminals.

Net Finance Costs

Seizing favourable market opportunities, the Company allocated low cost financing products in a flexible manner and increased its efforts in capital centralisation, effectively controlling the scale of indebtedness and enhancing the turnover and utilisation efficiency of its capital. In 2018, net finance costs were RMB2,708 million, representing a decrease of 17.7% from year 2017. Net exchange gain amounted to RMB79 million in year 2018. The fluctuation of foreign exchange gain or loss was mainly due to the effect of changes in the exchange rate of RMB against USD.

Profitability Level

Income Tax

The Company’s statutory income tax rate is 25%. In 2018, income tax expenses were RMB6,810 million with the effective income tax rate of 24.2%. The difference between the effective income tax rate and the statutory income tax rate was mainly due to the preferential income tax rate enjoyed by some of the subsidiaries and some branches that are located in Western region of China. Meanwhile, the one-off disposal gain from the listing of China Tower Corporation Limited (“China Tower”) was not subject to tax in the current year.

Profit Attributable to Equity Holders of the Company

In 2018, profit attributable to equity holders of the Company was RMB21,210 million, representing an increase of 13.9% from year 2017.

Changes in Accounting Policies

On 1 January 2018, the Company has applied IFRS 15, “Revenue from Contracts with Customers” and IFRS 9, “Financial Instruments” for the first time. For the specific impacts of the application of the above standards, please refer to note 2 of the audited consolidated financial statements for the year for details.

Capital Expenditure and Cash Flows

Capital Expenditure

In 2018, the Company continued to implement Big Data precision investment, persistently established superior network and at the same time reinforced management and control in capital expenditure. In 2018, capital expenditure was RMB74,940 million, representing a decrease of 15.5% from year 2017.

Cash Flows

Net decrease in cash and cash equivalents in 2018 was RMB2,939 million while the net decrease in cash and cash equivalents in year 2017 was RMB4,908 million.

The following table sets forth the cash flow position in 2017 and 2018:

	For the year ended 31 December
(RMB millions)	2018	2017
Net cash flow from operating activities	99,298	96,502
Net cash flow used in investing activities	(85,954)	(85,263)
Net cash flow used in financing activities	(16,283)	(16,147)

Net decrease in cash and cash equivalents	(2,939)	(4,908)

In 2018, the net cash inflow from operating activities was RMB99,298 million, representing an increase of 2.9% from year 2017, the growth of which was basically in line with the growth of revenues.

In 2018, the net cash outflow used in investing activities was RMB85,954 million, representing an increase of 0.8% from year 2017.

In 2018, the net cash outflow used in financing activities was RMB16,283 million, representing an increase of 0.8% from year 2017.

Working Capital

The Company consistently upheld prudent financial principles and stringent fund management policies. At the end of 2018, working capital (total current assets minus total current liabilities) deficit was RMB185,915 million, representing a decrease in deficit of RMB17,943 million from year 2017. The liquidity of the Company continuously improved. As at 31 December 2018, the unutilised credit facilities were RMB150,693 million (2017: RMB154,793 million). Given the stable net cash inflow from operating activities and the sound credit record, the Company has sufficient working capital to satisfy the operation requirement. At the end of 2018, cash and cash equivalents amounted to RMB16,666 million, among which cash and cash equivalents denominated in Renminbi accounted for 64.0% (2017: 81.6%).

Assets and Liabilities

In 2018, the Company continued to maintain a solid financial position. At the end of 2018, the total assets increased by 0.3% to RMB663,382 million from RMB661,194 million at the end of 2017. Total indebtedness decreased to RMB95,744 million from RMB104,377 million at the end of 2017. The gearing ratio12 decreased to 21.8% from 24.3% at the end of 2017.

Indebtedness

The indebtedness analysis as at the end of 2017 and 2018 is as follows:

	For the year ended 31 December
(RMB millions)	2018	2017

Short-term debt	49,537	54,558
Long-term debt maturing within one year	1,139	1,146
Long-term debt	44,852	48,596
Finance lease obligations (including current portion)	216	77

Total indebtedness	95,744	104,377

By the end of 2018, the total indebtedness was RMB95,744 million, representing a decrease of RMB8,633 million from the end of 2017, which was mainly due to the effective reduction in the scale of interest-bearing debt as a result of the efficient centralised capital management implemented by the Company. Of the total indebtedness, loans denominated in Renminbi, US Dollars and Euro accounted for 99.4% (2017: 99.4%), 0.4% (2017: 0.4%) and 0.2% (2017: 0.2%), respectively. 99.8% (2017: 99.5%) of the indebtedness are loans with fixed interest rates, while the remaining portion of the indebtedness represented loans with floating interest rates.

As at 31 December 2018, neither the Company nor any of its subsidiaries pledge any assets as collateral for debt (2017: Nil).

Most of the revenues received and expenses paid in our business were denominated in Renminbi, therefore there were no significant risk exposures arising from foreign exchange fluctuations.

Investment in China Tower

In 2018, China Tower was listed and the Company’s shareholding in China Tower was diluted from 27.9% to 20.5%. Please refer to note 9 of the audited consolidated financial statements for its financial performance during the year. In the future, the Company can enjoy more fundamental network resources through China Tower. As one of the shareholders of China Tower, it is expected that we can benefit from the enhancement of profits and values from China Tower.

[12]

Gearing ratio was calculated based on total indebtedness divided by total capital while total capital was calculated based on total equity attributable to equity holders of the Company plus total indebtedness.

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PURCHASE, SALE OR REDEMPTION OF SHARES

For the year ended 31 December 2018, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company’s listed shares.

AUDIT COMMITTEE

The audit committee has reviewed with the management and the Company’s international auditors, Deloitte Touche Tohmatsu, the accounting principles and practices adopted by the Group and discussed the risk management, internal control and financial reporting matters including the review of the Company’s Annual Report for the year ended 31 December 2018.

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

The Company strives to maintain high level of corporate governance and has inherited an excellent, prudent and efficient corporate governance concepts and continuously improves its corporate governance methodology, regulates its operations, improves its internal control mechanism, implements sound corporate governance and disclosure measures, and ensures that the Company’s operations are in line with the long-term interests of the Company and its shareholders as a whole.

The roles of Chairman and Chief Executive Officer of the Company were performed by the same individual for the year 2018. In the Company’s opinion, through supervision by the Board of Directors and the Independent Non-Executive Directors, with effective control of the Company’s internal check and balance mechanism, the same individual performing the roles of Chairman and Chief Executive Officer can enhance the Company’s efficiency in decision- making and execution and effectively capturing business opportunities. Many leading international corporations around the world also have similar arrangements. The Company attaches high importance to the annual general meeting which provides an opportunity for direct communication between the Board of Directors of the Company and the shareholders. Mr. Yang Jie, the then Chairman of the Company, was unable to attend the annual general meeting of the Company for the year 2017 convened on 28 May 2018 due to other important work arrangement. Therefore, another executive director has been appointed to chair the said annual general meeting and answered the questions raised by the shareholders.

Save as stated above, the Company was in compliance with all the code provisions under the Corporate Governance Code as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) in the year 2018.

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS AND SUPERVISORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules to govern securities transactions by Directors and Supervisors. Based on the written confirmations from the Directors and Supervisors, they have confirmed their compliance with the Model Code for Securities Transactions by Directors of Listed Issuers regarding the requirements in conducting securities transactions for the period from 1 January 2018 to 31 December 2018.

CLOSURE OF REGISTER FOR TRANSFER OF SHARES

1.	Annual General Meeting

The Company will convene the Annual General Meeting for the year 2018 on 29 May 2019. The H share register of members of the Company will be closed, for the purpose of determining shareholders’ entitlement to attend the Annual General Meeting, from 29 April 2019 to 29 May 2019 (both days inclusive), during which period no transfer of H shares will be registered. In order to attend the Annual General Meeting, all share transfers, accompanied by the relevant share certificates, must be lodged for registration with Computershare Hong Kong Investor Services Limited at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, not later than 4:30 p.m. on Friday, 26 April 2019. H share shareholders who are registered with Computershare Hong Kong Investor Services Limited on 29 May 2019 are entitled to attend the Annual General Meeting.

2.	Proposed Final Dividend

The Board of Directors of the Company proposes a final dividend in the amount equivalent to HK$0.125 per share (pre-tax), totalling approximately RMB8,629 million for the year ended 31 December 2018. The dividend proposal will be submitted for consideration at the Annual General Meeting to be held on 29 May 2019. If such proposed dividend distribution is approved by the shareholders, the final dividend will be distributed to those shareholders whose names appear on the register of members of the Company on Tuesday, 11 June 2019. The H share register of members will be closed from Wednesday, 5 June 2019 to Tuesday, 11 June 2019 (both days inclusive). In order to be entitled to the final dividend, H share shareholders who have not registered the transfer documents are required to deposit the transfer documents together with the relevant share certificates at Computershare Hong Kong Investor Services Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong at or before 4:30 p.m. on Tuesday, 4 June 2019. Dividends will be denominated and declared in Renminbi.

Dividends for holders of domestic shares and the investors of the Shanghai Stock Exchange and Shenzhen Stock Exchange (including enterprises and individuals) investing in the H shares of the Company listed on Hong Kong Stock Exchange (the “Southbound Trading Link”) (the “Southbound Investors”) will be paid in Renminbi, whereas dividends for H share shareholders other than Southbound Investors will be paid in Hong Kong dollars. The relevant exchange rate will be the average median rate of Renminbi to Hong Kong dollars as announced by the People’s Bank of China for the week prior to the date of declaration of dividends at the Annual General Meeting. The proposed final dividends are expected to be paid on 26 July 2019 upon approval at the Annual General Meeting.

Pursuant to the Enterprise Income Tax Law of the People’s Republic of China and the Implementation Rules of the Enterprise Income Tax Law of the People’s Republic of China in 2008, the Company shall be obliged to withhold and pay 10% enterprise income tax when it distributes the 2018 final dividends to non-resident enterprise shareholders of overseas H shares (including HKSCC Nominees Limited, other corporate nominees or trustees, and other entities or organisations) whose names appear on the Company’s H share register of members on 11 June 2019.

According to regulations by the State Administration of Taxation (Guo Shui Han [2011] No. 348) and relevant laws and regulations, if the individual H share shareholders who are Hong Kong or Macau residents and those whose country of domicile is a country which has entered into a tax treaty with PRC stipulating a dividend tax rate of 10%, the Company will finally withhold and pay individual income tax at the rate of 10% on behalf of the individual H share shareholders. If the individual H share shareholders whose country of domicile is a country which has entered into a tax treaty with PRC stipulating a dividend tax rate of less than 10%, the Company will finally withhold and pay individual income tax at the rate of 10% on behalf of the individual H share shareholders. If the individual H share shareholders whose country of domicile is a country which has entered into a tax treaty with PRC stipulating a dividend tax rate of more than 10% but less than 20%, the Company will withhold and pay individual income tax at the actual tax rate stipulated in the relevant tax treaty. If the individual H share shareholders whose country of domicile is a country which has entered into a tax treaty with PRC stipulating a dividend tax rate of 20%, or a country which has not entered into any tax treaties with PRC, or under any other circumstances, the Company will withhold and pay individual income tax at the rate of 20% on behalf of the individual H share shareholders.

The Company will determine the country of domicile of the individual H share shareholders based on the registered address as recorded in the H share register of members of the Company on 11 June 2019 (the “Registered Address”). If the country of domicile of an individual H share shareholder is not the same as the Registered Address or if the individual H share shareholder would like to apply for a refund of the additional amount of tax finally withheld and paid, the individual H share shareholder shall notify and provide relevant supporting documents to the Company on or before Tuesday, 4 June 2019. Upon examination of the supporting documents by the relevant tax authorities, the Company will follow the guidance given by the tax authorities to implement relevant tax withholding and payment provisions and arrangements. Individual H share shareholders may either personally or appoint a representative to attend to the procedures in accordance with the requirements under the tax treaties notice if they do not provide the relevant supporting documents to the Company within the time period stated above.

For Southbound Investors (including enterprises and individuals), the Shanghai branch of China Securities Depository and Clearing Corporation Limited and the Shenzhen branch of China Securities Depository and Clearing Corporation Limited, as the nominees of the investors of the Southbound Trading Link, will receive all dividends distributed by the Company and will distribute the dividends to the relevant investors under the Southbound Trading Link through its depositary and clearing system. According to the relevant provisions under the “Notice on Taxation Policies for Shanghai-Hong Kong Stock Connect Pilot Programme (Cai Shui [2014] No. 81)” and “Notice on Taxation Policies for Shenzhen-Hong Kong Stock Connect Pilot Programme (Cai Shui [2016] No. 127)”, the Company shall withhold and pay individual income tax at the rate of 20% with respect to dividends received by the Mainland individual investors for investing in the H shares of the Company listed on the Hong Kong Stock Exchange through the Southbound Trading Link. In respect of the dividends received by Mainland securities investment funds investing in the H shares of the Company listed on Hong Kong Stock Exchange through the Southbound Trading Link, the tax levied shall be ascertained by reference to the rules applicable to individual investors. The Company is not required to withhold and pay income tax on dividends derived by the Mainland enterprise investors under the Southbound Trading Link, and such enterprises shall report the income and make tax payment by themselves. The record date for entitlement to the shareholders’ rights and the relevant arrangements of dividend distribution for the Southbound Investors are the same as those for the Company’s H share shareholders.

The Company assumes no responsibility and disclaims all liabilities whatsoever in relation to the tax status or tax treatment of the individual H share shareholders and for any claims arising from any delay in or inaccurate determination of the tax status or tax treatment of the individual H share shareholders or any disputes relating to the tax withholding and payment mechanism or arrangements.

ANNUAL REPORT

The Annual Report for the year ended 31 December 2018 will be despatched to shareholders and made available on the website of The Stock Exchange of Hong Kong Limited (www.hkexnews.hk) and the website of the Company (www.chinatelecom-h.com) in due course.

By Order of the Board
China Telecom Corporation Limited Ke Ruiwen
Executive Director, President and Chief Operating Officer

Beijing, China, 19 March 2019

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward- looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Ke Ruiwen (exercising the powers of the chairman and chief executive officer; as the president and chief operating officer); Mr. Gao Tongqing, Mr. Chen Zhongyue and Madam Zhu Min (as the chief financial officer) (all as the executive vice presidents); Mr. Chen Shengguang (as the non-executive director); Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming, Madam Wang Hsuehming and Mr. Yeung Chi Wai, Jason (all as the independent non- executive directors).

Exhibit 1.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

中国电信股份有限公司

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

The board of directors (the “Board”) of China Telecom Corporation Limited (the “Company”) announces that, pursuant to the requirements of regulatory authorities and the actual operational needs of the Company, the Board proposes to amend the relevant provisions of the articles of association of the Company (the “Articles of Association”) regarding the names of the promoter and a domestic shareholder of the Company as well as the scope of business of the Company, to reflect the change of the names of the promoter and a domestic shareholder as well as the contents of the operation permits for basic telecommunications businesses and value-added telecommunications businesses.

It is proposed that the contents of Article 1, Article 14 and Article 22 of the Articles of Association be deleted and replaced with the following:

“Article 1 China Telecom Corporation Limited (the “Company”) is a joint stock limited company established in accordance with the Company Law of the People’s Republic of China (the “Company Law”), the State Council’s Special Regulations Regarding the Issue of Shares Overseas and the Listing of Shares Overseas by Companies Limited by Shares (the “Special Regulations”) and other relevant laws and regulations of the State.

The Company was established by way of promotion with the approval of the State Economic and Trade Commission of the People’s Republic of China, as evidenced by approval document Guo Jing Mao Qi Gai [2002] no. 656. It is registered with and has obtained a business licence from the State Administration for Industry & Commerce of the People’s Republic of China on 10 September 2002. The Company’s unified social credit code is: 9111000071093019X7.

The promoter of the Company is: China Telecommunications Corporation (currently known as China Telecommunications Corporation).

Article 14 The Company’s scope of business shall be consistent with and subject to the scope of business approved by the authority responsible for the registration of the Company.

Basic telecommunications businesses include:

Engage in second generation 800MHz CDMA digital cellular mobile communications business, third generation CDMA2000 digital cellular mobile communications business, the LTE/4G digital cellular mobile communications business (TD-LTE/LTE FDD), satellite mobile communications business, satellite fixed communications business, satellite transponders rental and sales business in the People’s Republic of China.

Engage in local fixed communications business (including local wireless ring circuit business), domestic fixed long-distance communications business, international fixed long-distance communications business, Internet international data transmission business, international data communications business, public telegraph and subscriber telegraph business, 26GHz wireless access facilities services business, and domestic communications facilities services business in the 21 provinces, municipalities and autonomous regions of Beijing, Shanghai, Jiangsu, Zhejiang, Anhui, Fujian, Jiangxi, Hubei, Hunan, Guangdong, Guangxi, Hainan, Chongqing, Sichuan, Guizhou, Yunnan, Shaanxi, Gansu, Qinghai, Ningxia and Xinjiang.

Engage in 3.5GHz wireless access facilities services business in Nanjing, Hefei, Kunming, Hubei, Hunan, Hainan, Sichuan, Guizhou and Gansu.

Value-added telecommunications businesses include:

Engage in domestic fixed data transmission business, Customer Premises Network (CPN) business, network hosting business, domestic Internet virtual private network business, Internet access services business, online data processing and transaction processing business, storage and forwarding business, domestic call centre business, information services business and wireless data transmission business in Beijing, Shanghai, Jiangsu, Zhejiang, Anhui, Fujian, Jiangxi, Hubei, Hunan, Guangdong, Guangxi, Hainan, Chongqing, Sichuan, Guizhou, Yunnan, Shaanxi, Gansu, Qinghai, Ningxia and Xinjiang; engage in information services business (limited to mobile information services) in Tianjin, Hebei, Shanxi, Inner Mongolia, Liaoning, Jilin, Heilongjiang, Shandong, Henan and Tibet, engage in domestic Very Small Aperture Terminal communications business, Internet data centre business and content distribution network business in the People’s Republic of China.

IPTV transmission services: provide signal transmission and the relevant technical support between the IPTV integrated broadcast and control platforms and TV user terminals; the transmission network is built upon the fixed telecommunications network (including the Internet) to set up networks which are exclusive for the transmission of IPTV signals; the IPTV transmission services are conducted in defined territories.

Internet mapping services.

Engage in music entertainment products, gaming products (including the issuance of online game virtual currency), drama performances (programs), shows, and animation products through information network; and undertake the exhibitions and competition campaigns in relation to the network culture products.

General businesses include:

Engage in system integration, technology development, technical services, technology consulting, information consulting, the manufacture, sale, installation, design and construction of equipment, computer hardware and software in connection with communications and information businesses; leasing of properties, leasing of communications facilities; design, construction and repair of safety technologies and security systems; advertising.

Article 22 All the 12,615,097,518 ordinary shares issued by the Company after its incorporation are the overseas-listed foreign-invested shares (H Shares). Pursuant to the Provisional Measures on the Administration of the Reduction of the State-Owned Shares for Raising Social Security Funds, the number of overseas-listed foreign-invested shares (H Shares) converted from a reduction by holders of State-owned shares of their shareholdings of the State-owned shares amounted to 1,262,312,482 shares. The total number of the overseas-listed foreign-invested shares (H Shares) issued by the Company shall be 13,877,410,000 shares, representing 17.15% of the issued ordinary share capital of the Company.

The share capital structure of the Company is as follows: there are a total of 80,932,368,321 ordinary shares issued, of which 57,377,053,317 shares are held by the promoter, China Telecommunications Corporation (currently known as China Telecommunications Corporation), representing 70.89% of the total of the ordinary shares issued by the Company. The other holders of the domestic shares are Guangdong Rising Assets Management Co., Ltd., who holds a total of 5,614,082,653 shares representing 6.94% of the total ordinary shares issued by the Company, Jiangsu Guoxin Group Limited, who holds a total of 957,031,543 shares representing 1.18% of the total ordinary shares issued by the Company, Zhejiang Financial Development Company, who holds a total of 2,137,473,626 shares representing 2.64% of the total ordinary shares issued by the Company and Fujian Investment & Development Group Co., Ltd, who holds a total of 969,317,182 shares representing 1.20% of the total ordinary shares issued by the Company. A total of 13,877,410,000 shares are held by holders of Overseas-Listed Foreign-Invested Shares (H shares), representing 17.15% of the total ordinary shares issued by the Company.”

In the event of any discrepancy between the Chinese version and the English version of the Articles of Association, the Chinese version shall prevail as the Articles of Association are written in Chinese and its English version is an unofficial translation and for reference only.

The above proposed amendments to the Articles of Association are subject to the consideration and approval of the Company’s shareholders at the annual general meeting of the Company by way of a special resolution. A circular containing, among other things, details of the proposed amendments to the Articles of Association together with the notice of annual general meeting will be despatched to the shareholders of the Company in due course. The amended Articles of Association shall become effective on the date upon the relevant special resolution be approved at the annual general meeting of the Company.

By Order of the Board
China Telecom Corporation Limited
Wong Yuk Har
Company Secretary

Beijing, China, 19 March 2019

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Ke Ruiwen (exercising the powers of the chairman and chief executive officer; as the president and chief operating officer); Mr. Gao Tongqing, Mr. Chen Zhongyue and Madam Zhu Min (as the chief financial officer) (all as the executive vice presidents); Mr. Chen Shengguang (as the non-executive director); Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming, Madam Wang Hsuehming and Mr. Yeung Chi Wai, Jason (all as the independent non-executive directors).

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